

MAIL STOP 3561

March 6, 2007

Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
c/o PLM International Inc.
555 Fifth Avenue
New York, NY 10017

      Re: Stoneleigh Partners Acquisition Corp.
              Amendment No 7 to Registration Statement on Form S-1
              File No. 333-133235
              Filed February 28, 2007

Dear Mr. Engle:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment three from our letter of February 14, 2007. Please revise the disclosure to clarify what you mean by the term "controlling interest" and the extent to which "controlling interest" may be less than a majority of the outstanding voting rights of an acquisition candidate.

2.   The company has added disclosure on page 16 indicating that members of its management have entered into an agreement to place limit orders for an aggregate of $15 million of Series B units following the filing of the preliminary proxy statement. Please revise to: (1) clarify whether these shares must be held through the earlier of the consummation of the business combination <u>or the dissolution of the company</u> (emphasis added); and, (2) disclose the approximate voting power associated with these purchases both individually and in aggregation with management's other voting shares.

3.   Please explain how the limit order purchase plan complies with Rule 10b5-1, Rule10b-18 and Regulation M under the Exchange Act.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Any questions regarding the accounting comments may be directed to Brian Bhandari at (202) 551-3390. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Robert Mittman
        Brad Shiffman
Fax: (212) 885-5000

Mr. Gary Engle
Stoneleigh Partners Acquisition Corp.
March 6, 2007
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